Exhibit 12.1

KOPPERS HOLDINGS INC.

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions, except ratios)

	2007	2008	2009	2010	2011	Nine months ended September 30, 2012
Earnings:
Income from continuing operations before taxes	$79.3	$87.1	$34.8	$73.5	$96.2	$81.6
Deduct: Equity earnings net of dividends	(0.2)	(0.6)	(0.8)	0.0	0.2	0.9
Deduct: Pre-tax income of noncontrolling interests	3.1	0.8	3.4	0.5	0.9	1.3
Add: Fixed charges	55.5	53.5	71.6	40.3	40.8	31.6

Earnings as defined	$131.9	$140.4	$103.8	$113.3	$135.9	$111.0

Fixed charges:
Interest expensed	$45.9	$41.4	$58.7	$27.1	$27.2	$20.8
Interest capitalized	0.3	0.0	0.0	0.0	0.0	0.0
Other	0.0	0.4	0.5	0.0	0.0	0.0

Rents	31.1	39.0	41.5	42.5	43.8	34.9
Interest factor	31%	31%	31%	31%	31%	31%

Estimated interest component of rent	9.6	12.1	12.9	13.2	13.6	10.8

Total fixed charges	$55.8	$53.9	$72.1	$40.3	$40.8	$31.6

Ratio of earnings to fixed charges	2.36	2.61	1.44	2.81	3.33	3.51